Exhibit 99.1

VNET Reports Unaudited Third Quarter 2022 Financial Results

BEIJING, November 22, 2022 /PRNewswire/ -- VNET Group, Inc. (Nasdaq: VNET) ("VNET" or the "Company"), a leading carrier- and cloud-neutral Internet data center services provider in China, today announced its unaudited financial results for the three months ended September 30, 2022.

“In the third quarter of 2022, we maintained steady growth across each of our business lines with a continued focus on fulfilling market demand for high-quality and reliable IDC services against the complicated macro backdrop,” said Jeff Dong, Chief Executive Officer of VNET. “Led by our dual-core growth strategy, we continued to gain sales momentum in our wholesale business while expanding our customer base with exciting progress in value-added service offerings of our retail business. On top of our success to acquire a wholesale service contract of approximately 15MW with a leading cloud service provider in the third quarter, we recently once again extended our contract with one of our existing wholesale customers, a leading social platform in China, to add new capacity of approximately 33MW. Looking ahead, we still see strong long-term demand with accelerating digital transformation across a wide spectrum of verticals. We will continue to execute prudently yet decisively, strategically positioning VNET to capture rising opportunities and creating sustainable value for our stakeholders along the way.”

Tim Chen, Chief Financial Officer of VNET, commented, “We are pleased to report another quarter of results which reflect the effectiveness and agility of our dual-core growth strategy in a challenging macro environment. Our net revenues for the quarter increased by 16.3% year-over-year to RMB1.81 billion and adjusted EBITDA reached RMB455.3 million. We remain confident in our distinctive growth strategy, outstanding value proposition and a powerful suite of service offerings, which empower us to capitalize on long-term prospects of the data center industry.”

Third Quarter 2022 Financial Highlights

•	Net revenues increased by 16.3% to RMB1.81 billion (US$255.0 million) from RMB1.56 billion in the same period of 2021.
•	Adjusted cash gross profit (non-GAAP) increased by 4.9% to RMB707.7 million (US$99.5 million) from RMB674.5 million in the same period of 2021. Adjusted cash gross margin (non-GAAP) was 39.0%, compared to 43.2% in the same period of 2021.
•	Adjusted EBITDA (non-GAAP) increased by 1.1% to RMB455.3 million (US$64.0 million) from RMB450.4 million in the same period of 2021. Adjusted EBITDA margin (non-GAAP) was 25.1%, compared to 28.9% in the same period of 2021.

Third Quarter 2022 Operational Highlights

•	Total cabinets under management increased by 1,829 in the third quarter of 2022 to reach 82,660 as of September 30, 2022, compared to 65,264 as of September 30, 2021.
•	Cabinets utilized by customers increased by 1,027 in the third quarter of 2022 to reach 45,527 as of September 30, 2022, compared to 44,500 as of June 30, 2022 and 38,325 as of September 30, 2021.
•	Overall utilization rate of cabinets[1] was 55.1% as of September 30, 2022, compared to 55.1% as of June 30, 2022 and 58.7% as of September 30, 2021.
•	Retail IDC MRR[2] per cabinet reached RMB9,287 in the third quarter of 2022, compared to RMB9,186 in the second quarter of 2022 and RMB9,296 in the third quarter of 2021.

Third Quarter 2022 Financial Results

NET REVENUES: Net revenues in the third quarter of 2022 were RMB1.81 billion (US$255.0 million), representing an increase of 16.3% from RMB1.56 billion in the same period of 2021. The year-over-year increase was mainly due to the increased demand from both wholesale and retail IDC customers, as well as the growth of cloud and VPN services.

1 The overall utilization rate is calculated by dividing the number of customer-utilized cabinets by the total cabinets under management at the end of the period. Before the first quarter of 2022, the Company used the compound utilization rate, a metric that was calculated based on the weighted average number of customer-utilized cabinets over the reported period.

2 Retail IDC MRR refers to Monthly Recurring Revenues for the retail IDC business.

GROSS PROFIT: Gross profit in the third quarter of 2022 was RMB316.6 million (US$44.5 million), compared with RMB375.2 million in the same period of 2021. Gross margin in the third quarter of 2022 was 17.5%, compared to 24.0% in the same period of 2021.

ADJUSTED CASH GROSS PROFIT, which excludes depreciation, amortization, and share-based compensation expenses, was RMB707.7 million (US$99.5 million) in the third quarter of 2022, compared to RMB674.5 million in the same period of 2021. Adjusted cash gross margin in the third quarter of 2022 was 39.0%, compared to 43.2% in the same period of 2021.

OPERATING EXPENSES: Total operating expenses in the third quarter of 2022 were RMB310.2 million (US$43.6 million), compared to RMB261.3 million in the same period of 2021. As a percentage of net revenues, total operating expenses in the third quarter of 2022 were 17.1%, compared to 16.7% in the same period of 2021.

Sales and marketing expenses in the third quarter of 2022 were RMB80.2 million (US$11.3 million), compared to RMB36.4 million in the same period of 2021.

Research and development expenses in the third quarter of 2022 were RMB73.4 million (US$10.3 million), compared to RMB53.6 million in the same period of 2021.

General and administrative expenses in the third quarter of 2022 were RMB165.4 million (US$23.3 million), compared to RMB161.9 million in the same period of 2021.

ADJUSTED OPERATING EXPENSES, which exclude share-based compensation expenses and compensation for postcombination employment in an acquisition, were RMB275.1 million (US$38.7 million) in the third quarter of 2022, compared to RMB244.0 million in the same period of 2021. As a percentage of net revenues, adjusted operating expenses in the third quarter of 2022 were 15.2%, compared to 15.6% in the same period of 2021.

ADJUSTED EBITDA: Adjusted EBITDA in the third quarter of 2022 was RMB455.3 million (US$64.0 million), representing an increase of 1.1% from RMB450.4 million in the same period of 2021. Adjusted EBITDA in the third quarter of 2022 excluded share-based compensation expenses of RMB35.2 million (US$5.0 million). Adjusted EBITDA margin in the third quarter of 2022 was 25.1%, compared to 28.9% in the same period of 2021.

NET PROFIT/LOSS ATTRIBUTABLE TO ORDINARY SHAREHOLDERS: Net loss attributable to ordinary shareholders in the third quarter of 2022 was RMB425.2 million (US$59.8 million), compared to a net profit attributable to ordinary shareholders of RMB156.2 million in the same period of 2021. Net loss attributable to ordinary shareholders in the third quarter of 2022 included a foreign exchange loss of RMB317.2 million (US$44.6 million), compared to a foreign exchange loss of RMB16.6 million in the same period of 2021.

LOSS PER SHARE: Basic and diluted loss per share in the third quarter of 2022 were both RMB0.48 (US$0.07) which represented the equivalent of both RMB2.88 (US$0.42) per American depositary share (“ADS”). Each ADS represents six Class A ordinary shares. Diluted profit/loss per share is calculated using adjusted net profit/loss attributable to ordinary shareholders divided by the weighted average number of diluted shares outstanding.

As of September 30, 2022, the aggregate amount of the Company’s cash, cash equivalents and restricted cash was RMB3.76 billion (US$528.0 million).

Net cash generated from operating activities, in the third quarter of 2022, was RMB607.4 million (US$85.4 million), compared to RMB134.7 million in the same period of 2021.

Business Outlook

The Company expects net revenues for the full year of 2022 to be in the range of RMB7,250 million to RMB7,550 million, and adjusted EBITDA to be in the range of RMB1,800 million to RMB1,950 million.

The forecast reflects the Company’s current and preliminary views on the market and its operational conditions, which does not factor in any of the potential future impacts caused by the ongoing COVID-19 pandemic, and is subject to change.

Conference Call

The Company’s management will host an earnings conference call at 8:00 PM U.S. Eastern Time on Tuesday, November 22, 2022, or 9:00 AM Beijing Time on Wednesday, November 23, 2022.

For participants who wish to join the call, please access the link provided below to complete the online registration process and dial in 5 minutes prior to the scheduled call start time.

Event Title:	VNET Third Quarter 2022 Earnings Conference Call
Registration Link:	https://register.vevent.com/register/BI7514498e0482416bb64868603231a4da

Upon registration, each participant will receive a set of dial-in numbers by location, a personal PIN and an email with further detailed instructions, which will be used to join the conference call.

A simultaneous audio webcast and replay of the conference call will be accessible on the Company’s investor relations website at http://ir.vnet.com.

Non-GAAP Disclosure

In evaluating its business, VNET considers and uses the following non-GAAP measures defined as non-GAAP financial measures by the U.S. Securities and Exchange Commission as a supplemental measure to review and assess its operating performance: adjusted cash gross profit, adjusted cash gross margin, adjusted operating expenses, adjusted EBITDA and adjusted EBITDA margin. The presentation of these non-GAAP financial measures is not intended to be considered in isolation or as a substitute for the financial information prepared and presented in accordance with U.S. GAAP. For more information on these non-GAAP financial measures, please see the table captioned "Reconciliations of GAAP and non-GAAP results" set forth at the end of this press release.

The non-GAAP financial measures are provided as additional information to help investors compare business trends among different reporting periods on a consistent basis and to enhance investors' overall understanding of the Company's current financial performance and prospects for the future. These non-GAAP financial measures should be considered in addition to results prepared in accordance with U.S. GAAP, but should not be considered a substitute for, or superior to, U.S. GAAP results. In addition, the Company's calculation of the non-GAAP financial measures may be different from the calculation used by other companies, and therefore comparability may be limited.

Exchange Rate

This announcement contains translations of certain RMB amounts into U.S. dollars (“USD”) at specified rates solely for the convenience of the reader. Unless otherwise stated, all translations from RMB to USD were made at the rate of RMB7.1135 to US$1.00, the noon buying rate in effect on September 30, 2022, in the H.10 statistical release of the Federal Reserve Board. The Company makes no representation that the RMB or USD amounts referred could be converted into USD or RMB, as the case may be, at any particular rate or at all. For analytical presentation, all percentages are calculated using the numbers presented in the financial statements contained in this earnings release.

Statement Regarding Unaudited Condensed Financial Information

The unaudited financial information set forth above is preliminary and subject to potential adjustments. Adjustments to the consolidated financial statements may be identified when audit work has been performed for the Company's year-end audit, which could result in significant differences from this preliminary unaudited condensed financial information.

About VNET

VNET Group, Inc. is a leading carrier- and cloud-neutral Internet data center services provider in China. VNET provides hosting and related services, including IDC services, cloud services, and business VPN services to improve the reliability, security, and speed of its customers' internet infrastructure. Customers may locate their servers and equipment in VNET's data centers and connect to China's internet backbone. VNET operates in more than 30 cities throughout China, servicing a diversified and loyal base of over 6,500 hosting and related enterprise customers that span numerous industries ranging from internet companies to government entities and blue-chip enterprises to small- to mid-sized enterprises.

Safe Harbor Statement

This announcement contains forward-looking statements. These forward-looking statements are made under the “safe harbor” provisions of the U.S. Private Securities Litigation Reform Act of 1995. These statements can be identified by terminology such as “will,” “expects,” “anticipates,” “future,” “intends,” “plans,” “target,” “believes,” “estimates” and similar statements. Among other things, quotations from management in this announcement as well as VNET’s strategic and operational plans contain forward-looking statements. VNET may also make written or oral forward-looking statements in its reports filed with, or furnished to, the U.S. Securities and Exchange Commission, in its annual reports to shareholders, in press releases and other written materials and in oral statements made by its officers, directors or employees to third parties. Statements that are not historical facts, including statements about VNET’s beliefs and expectations, are forward-looking statements. Forward-looking statements involve inherent risks and uncertainties. A number of factors could cause actual results to differ materially from those contained in any forward-looking statement, including but not limited to the following: VNET’s goals and strategies; VNET’s expansion plans; the expected growth of the data center services market; expectations regarding demand for, and market acceptance of, VNET’s services; VNET’s expectations regarding keeping and strengthening its relationships with customers; VNET’s plans to invest in research and development to enhance its solution and service offerings; and general economic and business conditions in the regions where VNET provides solutions and services. Further information regarding these and other risks is included in VNET’s reports filed with, or furnished to, the U.S. Securities and Exchange Commission. All information provided in this press release and in the attachments is as of the date of this press release, and VNET undertakes no duty to update such information, except as required under applicable law.

Investor Relations Contact:

Xinyuan Liu

Tel: +86 10 8456 2121

Email: ir@vnet.com

VNET GROUP, INC.

CONSOLIDATED BALANCE SHEETS

(Amount in thousands of Renminbi (“RMB”) and US dollars (“US$”))

	As of	As of
	December 31, 2021	September 30, 2022
	RMB	RMB	US$
	(Audited)	(Unaudited)	(Unaudited)
Assets
Current assets:
Cash and cash equivalents	1,372,481	3,530,705	496,339
Restricted cash	327,767	219,868	30,909
Accounts and notes receivable, net	1,405,997	1,683,961	236,727
Prepaid expenses and other current assets	2,049,911	1,988,768	279,577
Amounts due from related parties	167,967	174,334	24,507
Total current assets	5,324,123	7,597,636	1,068,059

Non-current assets:
Property and equipment, net	10,092,419	11,653,367	1,638,204
Intangible assets, net	900,335	1,592,135	223,819
Land use rights, net	337,235	485,407	68,237
Operating lease right-of-use assets, net	2,869,338	3,750,424	527,226
Goodwill	1,339,657	1,339,657	188,326
Restricted cash	8,225	5,500	773
Deferred tax assets, net	168,002	106,656	14,993
Long-term investments, net	98,243	33,023	4,642
Other non-current assets	1,957,462	1,076,144	151,282
Total non-current assets	17,770,916	20,042,313	2,817,502
Total assets	23,095,039	27,639,949	3,885,561

Liabilities and Shareholders' Equity
Current liabilities:
Accounts and notes payable	493,506	647,749	91,059
Accrued expenses and other payables	2,298,089	2,686,116	377,608
Advances from customers	1,041,902	1,204,318	169,300
Deferred revenue	55,695	95,852	13,475
Income taxes payable	43,770	64,652	9,089
Amounts due to related parties	8,772	10,749	1,511
Current portion of long-term borrowings	384,158	410,153	57,658
Current portion of finance lease liabilities	244,032	218,071	30,656
Current portion of deferred government grant	2,074	2,074	292
Current portion of operating lease liabilities	607,997	688,753	96,823
Total current liabilities	5,179,995	6,028,487	847,471

Non-current liabilities:
Long-term borrowings	2,215,015	3,039,178	427,241
Convertible promissory notes	4,266,951	6,463,682	908,650
Non-current portion of finance lease liabilities	1,119,751	1,241,572	174,537
Unrecognized tax benefits	77,573	86,259	12,126
Deferred tax liabilities	348,404	618,976	87,014
Non-current portion of deferred government grant	2,294	5,489	772
Non-current portion of operating lease liabilities	2,284,055	3,117,532	438,256
Total non-current liabilities	10,314,043	14,572,688	2,048,596

Shareholders' equity
Treasury stock	(349,523)	(349,523)	(49,135)
Ordinary shares	60	60	8
Additional paid-in capital	15,198,055	15,258,788	2,145,046
Accumulated other comprehensive loss	(90,443)	(8,358)	(1,175)
Statutory reserves	74,462	76,763	10,791
Accumulated deficit	(7,590,382)	(8,304,392)	(1,167,413)
Total VNET Group, Inc. shareholders’ equity	7,242,229	6,673,338	938,122
Noncontrolling interest	358,772	365,436	51,372
Total shareholders' equity	7,601,001	7,038,774	989,494
Total liabilities and shareholders' equity	23,095,039	27,639,949	3,885,561

VNET GROUP, INC.

CONSOLIDATED STATEMENTS OF OPERATIONS

(Amount in thousands of Renminbi (“RMB”) and US dollars (“US$”) except for number of shares and per share data)

	Three months ended				Nine months ended
	September 30, 2021	June 30, 2022	September 30, 2022		September 30, 2021	September 30, 2022
	RMB	RMB	RMB	US$	RMB	RMB	US$
	(Unaudited)	(Unaudited)	(Unaudited)	(Unaudited)	(Unaudited)	(Unaudited)	(Unaudited)
Net revenues	1,560,460	1,724,863	1,814,210	255,038	4,444,361	5,184,559	728,834
Cost of revenues	(1,185,225)	(1,367,086)	(1,497,627)	(210,533)	(3,386,299)	(4,154,678)	(584,055)
Gross profit	375,235	357,777	316,583	44,505	1,058,062	1,029,881	144,779

Operating income (expense)
Other operating income	-	1,588	5,763	810	-	47,048	6,614
Sales and marketing	(36,361)	(80,368)	(80,245)	(11,281)	(169,926)	(235,554)	(33,114)
Research and development	(53,591)	(76,740)	(73,350)	(10,311)	(125,452)	(222,705)	(31,307)
General and administrative	(161,930)	(167,044)	(165,436)	(23,257)	(451,419)	(486,717)	(68,422)
(Allowance) reversal for doubtful debt	(9,451)	845	3,096	435	(17,371)	6,574	924
Impairment of loan receivable to potential investee	-	-	-	-	(2,816)	-	-
Total operating expenses	(261,333)	(321,719)	(310,172)	(43,604)	(766,984)	(891,354)	(125,305)

Operating profit	113,902	36,058	6,411	901	291,078	138,527	19,474
Interest income	9,148	8,814	9,455	1,329	22,960	22,818	3,208
Interest expense	(88,013)	(68,530)	(78,733)	(11,068)	(259,587)	(200,382)	(28,169)
Impairment of long-term investment	(3,495)	-	-	-	(3,495)		-
Other income	4,351	2,896	2,169	305	11,786	10,456	1,470
Other expenses	(3,908)	(693)	(3,174)	(446)	(19,202)	(4,219)	(593)
Changes in the fair value of convertible promissory notes	185,840	(2,321)	13,179	1,853	601,306	71,136	10,000
Foreign exchange (loss) gain	(16,588)	(319,875)	(317,157)	(44,585)	27,592	(612,283)	(86,073)
Gain (loss) before income taxes and (loss) gain from equity method investments	201,237	(343,651)	(367,850)	(51,711)	672,438	(573,947)	(80,683)
Income tax expenses	(29,060)	(30,946)	(55,717)	(7,833)	(95,858)	(133,363)	(18,748)
(Loss) gain from equity method investments	(12,027)	1,090	(384)	(54)	(36,937)	2,753	387
Net profit (loss)	160,150	(373,507)	(423,951)	(59,598)	539,643	(704,557)	(99,044)
Net gain attributable to noncontrolling interest	(3,967)	(3,696)	(1,260)	(177)	(12,267)	(7,151)	(1,005)
Net profit (loss) attributable to the Company’s ordinary shareholders	156,183	(377,203)	(425,211)	(59,775)	527,376	(711,708)	(100,049)

Profit (loss) per share
Basic	0.18	(0.43)	(0.48)	(0.07)	0.60	(0.80)	(0.11)
Diluted	(0.03)	(0.43)	(0.48)	(0.07)	(0.08)	(0.84)	(0.12)
Shares used in profit (loss) per share computation
Basic*	863,643,659	886,204,618	888,443,329	888,443,329	863,755,692	886,886,953	124,676,594
Diluted*	897,643,660	886,204,618	888,443,329	888,443,329	902,513,487	920,886,954	129,456,239

Profit (loss) per ADS (6 ordinary shares equal to 1 ADS)
Basic	1.08	(2.58)	(2.88)	(0.42)	3.60	(4.80)	(0.66)
Diluted	(0.18)	(2.58)	(2.88)	(0.42)	(0.48)	(5.04)	(0.72)

 * Shares used in profit (loss) per share/ADS computation were computed under weighted average method.

VNET GROUP, INC.
RECONCILIATIONS OF GAAP AND NON-GAAP RESULTS
(Amount in thousands of Renminbi (“RMB”) and US dollars (“US$”))

	Three months ended				Nine months ended
	September 30, 2021	June 30, 2022	September 30, 2022		September 30, 2021	September 30, 2022
	RMB	RMB	RMB	US$	RMB	RMB	US$
Gross profit	375,235	357,777	316,583	44,505	1,058,062	1,029,881	144,778
Plus: depreciation and amortization	297,046	362,003	388,217	54,575	852,185	1,077,613	151,488
Plus: share-based compensation expenses	2,211	(6,066)	2,876	404	9,781	(1,330)	(187)
Adjusted cash gross profit	674,492	713,714	707,676	99,484	1,920,028	2,106,164	296,079
Adjusted cash gross margin	43.2%	41.4%	39.0%	39.0%	43.2%	40.6%	40.6%

Operating expenses	(261,333)	(321,719)	(310,172)	(43,604)	(766,984)	(891,354)	(125,305)
Plus: share-based compensation expenses	2,397	53,551	32,355	4,549	57,189	127,291	17,894
Plus: compensation for postcombination employment in an acquisition	14,959	17,453	2,685	377	14,959	37,398	5,257
Plus: impairment of loan receivable to potential investee	-	-	-	-	2,816	-	-
Adjusted operating expenses	(243,977)	(250,715)	(275,132)	(38,678)	(692,020)	(726,665)	(102,154)

Operating profit	113,902	36,058	6,411	901	291,078	138,527	19,474
Plus: depreciation and amortization	316,951	385,876	410,988	57,776	914,794	1,146,473	161,169
Plus: share-based compensation expenses	4,608	47,485	35,231	4,953	66,970	125,961	17,707
Plus: compensation for postcombination employment in an acquisition	14,959	17,453	2,685	377	14,959	37,398	5,257
Plus: impairment of loan receivable to potential investee	-	-	-	-	2,816	-	-
Adjusted EBITDA	450,420	486,872	455,315	64,007	1,290,617	1,448,359	203,607
Adjusted EBITDA margin	28.9%	28.2%	25.1%	25.1%	29.0%	27.9%	27.9%

VNET GROUP, INC.
CONDENSED CONSOLIDATED STATEMENT OF CASH FLOWS
(Amount in thousands of Renminbi (“RMB”) and US dollars (“US$”))

	Three months ended
	September 30, 2021	June 30, 2022	September 30, 2022
	RMB	RMB	RMB	US$
	(Unaudited)	(Unaudited)	(Unaudited)	(Unaudited)
CASH FLOWS FROM OPERATING ACTIVITIES
Net profit (loss)	160,150	(373,507)	(423,951)	(59,598)
Adjustments to reconcile net profit (loss) to net cash generated from operating activities:
Depreciation and amortization	316,951	385,876	410,988	57,776
Share-based compensation expenses	4,608	47,485	35,231	4,953
Others	(41,287)	447,480	436,876	61,415
Changes in operating assets and liabilities
Accounts and notes receivable	(245,169)	(137,720)	64,291	9,038
Prepaid expenses and other current assets	(148,754)	526,090	84,574	11,889
Accounts and notes payable	51,462	76,070	(47,279)	(6,646)
Accrued expenses and other payables	113,093	21,363	158,009	22,213
Deferred revenue	5,183	19,989	20,086	2,824
Advances from customers	8,314	70,884	(33,711)	(4,739)
Others	(89,879)	(141,299)	(97,697)	(13,734)
Net cash generated from operating activities	134,672	942,711	607,417	85,391

CASH FLOWS FROM INVESTING ACTIVITIES
Purchases of property and equipment	(650,599)	(527,867)	(563,546)	(79,222)
Purchases of intangible assets	(8,466)	(12,690)	(16,976)	(2,386)
Payments for investments	(391,522)	(38,280)	(36,631)	(5,149)
(Payments for) proceeds from other investing activities	(442,027)	208	2,670	375
Net cash used in investing activities	(1,492,614)	(578,629)	(614,482)	(86,382)

CASH FLOWS FROM FINANCING ACTIVITIES
Proceeds from bank borrowings	385,364	18,860	273,169	38,401
Repayment of bank borrowings	(7,469)	(43,275)	(73,070)	(10,272)
Payments for finance lease	(129,699)	(75,145)	(116,896)	(16,433)
Proceeds from (payments for) other financing activities	8,204	(62,119)	(10,438)	(1,467)
Net cash generated from (used in) financing activities	256,400	(161,679)	72,765	10,229

Effect of foreign exchange rate changes on cash, cash equivalents and restricted cash	11,540	48,962	74,119	10,418
Net (decrease) increase in cash, cash equivalents and restricted cash	(1,090,002)	251,365	139,818	19,656
Cash, cash equivalents and restricted cash at beginning of period	5,021,490	3,364,890	3,616,255	508,365
Cash, cash equivalents and restricted cash at end of period	3,931,488	3,616,255	3,756,073	528,021